SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

NETWORK DEALER SERVICES HOLDING CORP.

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

64128M 104

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS: R. SHANE GRIFFIN.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:

PF.

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

         United States.

 NUMBER OF SHARES

7. SOLE VOTING POWER: 19,975,000.

 BENEFICIALLY OWNED

8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER: 19,975,000.

                                    10. SHARED DISPOSITIVE POWER: None.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,975,000.

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.4%.

14.

TYPE OF REPORTING PERSON.

IN.

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Network Dealer Services Holding Corp., a Utah corporation (the “Company”)

1725 East 1450 South, Suite 340, Clearfield, Utah  84015.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13D is being filed for R. Shane Griffin.

(b)

Address: 1725 East 1450 South, Suite 340, Clearfield, UT  84015

(c)

Principal Occupation:  Director .

(d)

During the last five years, Mr. Griffin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

No.

(f)

United States.

Item 3.  Source and Amount of Funds or Other Consideration

On or about September 28, 2009, Mr. Griffin signed a Unanimous Consent to Convert 100% of the common stock in Red Foxx Solutions, Inc., a Utah corporation, for 40,000,000 shares of common stock pursuant to an Agreement and Plan of Merger (the “Merger Agreement” and the “Merger”) with Left Lane Imports, Inc, (the “Issuer”), to be divided equally between Mr. Griffin and his brother, Joshua A. Shane Griffin (20,000,000 shares each).  Pursuant to a Termination Agreement and a Transfer of Shares, Mr. Griffin agreed to transfer 25,000 of these shares to Mr. Christopher Russell on or about February 24, 2010.

Item 4.  Purpose of Transaction.

Mr. Griffin does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D; however, all of such shares were acquired on and subject to the closing of the Merger.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Mr. Griffin owns 19,975,000 (approximately 43.4%) of the Company’s outstanding common stock, such computation being based upon the number of shares reflected as being outstanding in the Company’s Form 10/A-1 Registration Statement dated July 15, 2010.

(b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 19,975,000.

Shared power to vote or to direct the vote: 0.

Sole power to dispose or to direct the disposition of: 19,975,000.

Shared power to dispose or to direct the disposition of: 0.

(c)

None.

(d)

None; not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  7/19/2010

/s/  R. Shane Griffin________________

R. Shane Griffin, Director

Network Dealer Services Holding Corp.